BB

02021034

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED DEC 26 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 155

12.27

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/01 (MM/DD/YY) AND ENDING 10/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONTROSE SECURITIES INTERNATIONAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 MONTGOMERY STREET, SUITE 3350
(No. and Street)

SAN FRANCISCO, (City) CALIFORNIA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip Y. Leung (415) 399-9955
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hendriks, G. Paul
(Name – *if individual, state last, first, middle name*)

1050 Northgate Drive, Suite 52, (Address) San Rafael, (City) CA (State) 94903 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip Y. Leung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montrose Securities International, as of October 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

PRESIDENT

Title

Notary Public

PAMELA KAHN
COMM. #1367754
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. Aug 3, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Reconciliation of the Audited Net Capital Computation and the Broker-Dealers Corresponding Unaudited Part IIA Net Capital Computation.

MONTROSE SECURITIES INTERNATIONAL

FINANCIAL STATEMENTS

For the year ended October 31, 2002

MONTROSE SECURITIES INTERNATIONAL

For the year ended October 31, 2002

TABLE OF CONTENTS

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

To the Shareholder of Montrose Securities International,

I have audited the statement of financial condition of Montrose Securities International, as of October 31, 2002, and the related statements of operations and changes in stockholders' equity and cash flows for the year ended October 31, 2002. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Montrose Securities International, as of October 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America..

My examination has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

December 10, 2002

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF FINANCIAL CONDITION

October 31, 2002

ASSETS

Cash	$488,694
Receivable from broker-dealers	208,933
Non marketable securities at cost	31,900
Prepaid expenses	14,500
0ffice equipment net of accumulated depreciation of $83,165	15,397
Organization costs net of accumulated amortization of $6,797	0
Deposits and other assets	5,035
	$764,459

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 2,625
Commissions payable	412,410
Income taxes payable	11,301
Total liabilities	426,336
Stockholder's Equity:	
Common stock – no par value; authorized 100,000 shares, issued and outstanding, 1000 shares	30,000
Retained earnings	308,123
Total stockholder's equity	338,123
Total liabilities and stockholder's equity	$764,459

The accompanying notes are an integral part
of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF OPERATIONS

For the year ended October 31, 2002

Revenue	
Commissions	$3,062,021
Trading gains (losses)	(751)
Interest and other	14,358
Total revenue	3,075,628
Expenses	
Compensations and benefits	1,924,409
Clearance fees	888,378
Occupancy	66,364
Information services	46,191
Office expenses	32,961
Professional fees	18,341
Travel and promotion	52,363
Regulatory expenses	3,322
Depreciation and amortization	19,324
Total expenses	3,051,653
Income before taxes on income	23,975
Income tax provision	8,200
Net income	$ 15,775

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended October 31, 2002

	Common Stock	Retained Earnings	Stockholder's Equity
BEGINNING BALANCE November 1, 2001	$ 30,000	$ 292,348	$322,348
Net income (loss)		15,775	15,775
ENDING BALANCE October 31, 2002	$ 30,000	$ 308,123	$338,123

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

STATEMENT OF CASH FLOWS

For the year ended October 31, 2002

Cash flows from operating activities:	
Net income	$ 15,775
Adjustments to reconcile net loss to net cash provided by operating activities:	-
Depreciation and amortization	19,324
(Increase) decrease in receivable from broker-dealers	114,040
(Increase) decrease in marketable securities	7,700
(Increase) decrease in prepaid expenses	(14,500)
Increase (decrease) in accounts payable	(3,140)
Increase (decrease) in payable to broker-dealers	(6,008)
Increase (decrease) in commissions payable	353,660
Increase (decrease) in income taxes payable	8,286
Net cash provided (used) by operating activities	495,137
Cash flows from investing activities	
Purchase of furniture and equipment	(7,788)
Net cash flows used by investing activities	(7,788)
Net increase in cash	487,349
Cash at beginning of period	1,345
Cash at end of period	$ 488,694
Supplemental information:	
Income taxes paid	$ 900

The accompanying notes are an integral part of these financial statements

MONTROSE SECURITIES INTERNATIONAL

NOTES TO FINANCIAL STATEMENTS

October 31, 2002

Note 1) Organization

The Company was incorporated on November 22,1993 in the state of California. In December 1993, the Company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities and Exchange Act of 1934. In April 1994 the Company became a member of the National Association of Securities Dealers. The company commenced securities transactions in August 1994.

Note 2) Summary of Significant Accounting Policies

The financial statements are prepared on the accrual basis of accounting.

Transactions in securities are recorded on a trade date basis. Marketable equity securities are valued at the quoted market value of the securities. Equity securities without readily determinable fair values are stated at cost.

Office equipment is depreciated on a straight line basis over a period of five years.

Organization costs are amortized over sixty months beginning with the commencement of its business.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Note 3) Non Marketable Securities

During the year ended October 31, 2002 the Company held investments totaling $31,900 in one company which is not readily marketable and are not traded on any exchange. The value of these securities have been stated at cost.

MONTROSE SECURITIES INTERNATIONAL

NOTES TO FINANCIAL STATEMENTS

October 31, 2002

Note 4) Income Taxes

Income taxes computed on taxable income are $5,200 and $3,000 for Federal and California State purposes, respectively.
The income provisions for income taxes consists of the following:

	Current	Deferred	Total
Federal income taxes	$ 5,200	$ 0	$ 5,200
State income taxes	3,000	0	3,000
Total	$ 8,200	$ 0	$ 8,200

As of October 31, 2002, the Company had paid $900 in state franchise tax for the year. All income taxes due for prior years have been paid in full.

The income taxes payable consists of the following:

	Current	Deferred	Total
Federal income tax	$ 6,400	$ 2,301	$ 8,701
State income tax	2,600	0	2,600
Total	$ 9,000	$ 2,301	$11,301

The deferred tax liability results from temporary differences related to the use of accelerated methods of depreciation of furniture, fixtures and equipment for income tax purposes .

Note 5) Net Capital Requirements

The Company is required to maintain minimum net capital as defined by rule 15c3-1 of the Securities and Exchange Commission. On October 31, 2002, the Company's net capital was $271,291, the amount of which is $242,854 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital also may not exceed 15 to 1. On October 31, 2002, the Company's net capital ratio was 1.57 to 1.

MONTROSE SECURITIES INTERNATIONAL

NOTES TO FINANCIAL STATEMENTS

October 31, 2002

Note 6) Concentration of Credit Risk

The Company maintains cash balances with a financial institution in San Francisco, California. Deposits at financial institutions are insured by the Federal Deposit Insurance Corporation (FDIC) for amounts up to $100,000. As of October 31, 2002, the Company had uninsured cash balances from excess funds on deposit over applicable insurance limits of $388,694.

Note 7) Exemption from SEC Rule 15c3-3

Management believes that the Company has complied with provisions for exemption from SEC Rule 15c3-3 throughout the period from incorporation through October 31, 2002.

Note 8) Lease Obligations

The Company currently leases office space which is accounted for as an operating lease. This lease is for the term of twenty-two months commencing June 1, 2001 and provides for the basic monthly rent of $5,035 plus 0.154% of designated common building expenses. The lease expires March 31, 2003.

Future minimum lease payments under this operating lease is as follows:

Year ended	Amount
October 31, 2003	$25,174
Total	$25,174

FOCUS REPORT – PART II

as of October 31, 2002

Firm Name: MONTROSE SECURITIES INTERNATIONAL
Firm ID: 035603

1	Total ownership equity			$ 338,123
2	Deduct o/e not allowable for net capital			-
3	Total o/e qualified for net capital			338,123
4	Add:			
A	Allowable subordinated liabilities			
B	Other deductions or credits			
	Description	Amount		
5	Total cap & allowable subloans			338,123
6	Deductions and/or charges			
A	Total non allowable assets	$ 66,832		
B	Security demand note deficiency			
C	Commodity futures contracts- proprietary cap charges			
D	Other deductions and/or charges			
	Total deductions and/or charges			66,832
7	Other additions and/or allowable credits			
	Description	Amount		
8	Net capital before haircuts			271,291
9	Haircuts on securities:			
A	Contractual commitments			
B	Subordinated debt			
C	Trading and investment securities			
1	Exempted securities			
2	Debt securities			
3	Options			
4	Other securities			
D	Undue concentration			
E	Other			
	Description:			
		Amount $		0
10	Net Capital			$ 271,291

FOCUS REPORT – PART II

as of October 31, 2002

Firm Name: MONTROSE SECURITIES INTERNATIONAL
Firm ID: 035603

11	Minimum net capital requirement: (based on Aggregate Indebtedness)	28,437
12	Minimum Dollar Requirement	5,000
13	Net capital required (greater of line 11 or 12	28,437
14	Excess net capital (line 10 less line 13)	242,854
15	Excess net capital @ 1000% (net cap – 10% of AI)	228,657

Computation of Aggregate Indebtedness

16	Total AI liability from balance sheet		426,336
17	Add:		
A	Drafts for immediate credit		
B	Market value of securities borrowed where no equivalent value is paid or credited		
C	Other unrecorded amounts		
	Descriptions	Amount	
19	Total Aggregate Indebtedness		426,336
20	Percentage of aggregate indebtedness to net capital		157
21	Percentage of aggregate indebtedness to net capital after anticipated withdrawals		157

SCHEDULE II

MONTROSE SECURITIES INTERNATIONAL

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
October 31, 2002

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (B).
All customer transactions are cleared through other broker-dealers on a fully disclosed basis. The Company clears its securities transactions through HSBC James Capel, Inc., Dresdner Kleinwort Securities, Lehman Brothers and Merrill Lynch.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable.

MONTROSE SECURITIES INTERNATIONAL

RECONCILLIATION OF THE AUDITED NET CAPITAL COMPUTATION AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA NET CAPITAL COMPUTATION

October 31, 2002

(Additional Information)

Net capital per unaudited statements	$275,491
Add: (deduct) audit differences:	
Decrease in employee benefits	14,500
Increase in income tax provision	(4,200)
Increase in non allowable assets	(14,500)
Net capital per audited financial statements	$271,291

The accompanying notes are an integral part of these financial statements

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Public Accountant

To the Shareholders of Montrose Securities International:

In planning and performing my audit of the financial statements of Montrose Securities International, for the year ended October 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Montrose Securities International, including tests of compliance with such practices and procedures, that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons
(2) Recordation of the differences required by rule 17a-13
(3) Compliance with the requirements for prompt payment for securities of Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at October 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

G. Paul Hendriks, CPA
San Rafael, California
December 10, 2002